UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2012

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 25, 2012	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General
Counsel & Corporate Secretary

September 30,
NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS FOURTH QUARTER RESULTS AND STRONGER EARNINGS IN 2011

JANUARY 25, 2012

For the fourth quarter of 2011, Methanex reported Adjusted EBITDA1 of $133 million and net income attributable to Methanex shareholders of $64 million ($0.68 per share on a diluted basis). This compares with Adjusted EBITDA1 of $111 million and net income attributable to Methanex shareholders of $62 million ($0.59 per share on a diluted basis) for the third quarter of 2011. For the year ended December 31, 2011, Methanex reported Adjusted EBITDA1 of $427 million and net income attributable to Methanex shareholders of 201 million ($2.06 per share on a diluted basis2). This compares with Adjusted EBITDA1 of $291 million and net income attributable to Methanex shareholders of $96 million ($1.03 per share on a diluted basis) for the year ended December 31, 2010.

Bruce Aitken, President and CEO of Methanex commented, “Methanol demand and pricing has been relatively stable and we reported another good quarter of earnings. For 2011, we are also pleased to have reported record sales volumes and significantly higher earnings, as a result of a healthy methanol pricing environment and higher production due to the start up of the Egypt and Medicine Hat plants over the past year.”

Mr. Aitken added, “We have significantly more upside potential to our production and earnings. We recently announced the planned restart of a second plant in New Zealand in mid-2012 and we are aggressively pursuing other initiatives to increase the utilization of our Chile assets, including a project to relocate one of the idle plants to the U.S. Gulf Coast for start-up in the second half of 2014. The outlook for the industry also looks very attractive, as demand growth is expected to significantly exceed new capacity additions over the next few years.”

Mr. Aitken concluded, “With over US$300 million of cash on hand, an undrawn credit facility, a robust balance sheet, and strong cash flow generation, we are well positioned to invest in strategic opportunities to grow the Company, and continue to deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for January 26, 2012 at 12:00 noon ET (9:00 am PT) to review these fourth quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8018, or toll free at (866) 223-7781. A playback version of the conference call will be available for three weeks at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 2530127. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

- more -

Forward-Looking information warning

This Fourth Quarter 2011 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Fourth Quarter 2011 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA represents the amount that is attributable to Methanex shareholders and is calculated by deducting the amount of Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt. Commencing with this fourth quarter interim report, we have modified our definition of Adjusted EBITDA to exclude the mark-to-market impact of items which impact the comparability of our earnings from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price. Refer to Financial Results on page 4 for a discussion of this change and Additional Information—Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[2]

For the year ended December 31, 2011, diluted net income per common share is $0.10 lower than basic net income per common share. The large difference between diluted and basic net income per common share is due to the basis for the calculation of diluted net income per common share differing from the accounting treatment for certain types of share-based compensation. See note 8 of the Company’s condensed consolidated interim financial statements for the calculation of diluted net income per common share.

-end-

For further information, contact:

Jason Chesko

Director, Investor Relations

Tel: 604.661.2600

	September 30,	September 30,	September 30,
4	Interim Report For the Three Months Ended December 31, 2011

Share Information

Methanex Corporation’s common
shares are listed for trading on the
Toronto Stock Exchange under the
symbol MX, on the Nasdaq Global
Market under the symbol MEOH
and on the foreign securities
market of the Santiago Stock
Exchange in Chile under the
trading symbol Methanex.

Transfer Agents & Registrars

CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario, Canada M5H 4A6

Toll free in North America: 1-800-387-0825

Investor Information

All financial reports, news releases
and corporate information can be
accessed on our website at
www.methanex.com.

Contact Information

Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com

Methanex Toll-Free:
1-800-661-8851

At January 25, 2012 the Company had 93,264,955 common shares issued and outstanding and stock options exercisable for 3,425,099 additional common shares.

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ millions, except where noted)	Dec 31 2011	Sep 30 2011	Dec 31 2010[7]	Dec 31 2011	Dec 31 2010[7]
Production (thousands of tonnes) (attributable to Methanex shareholders)	961	1,035	913	3,847	3,540
Sales volumes (thousands of tonnes):
Produced methanol (attributable to Methanex shareholders)	1,052	983	831	3,853	3,540
Purchased methanol	644	672	806	2,815	2,880
Commission sales [1]	208	235	151	846	509
Total sales volumes	1,904	1,890	1,788	7,514	6,929
Methanex average non-discounted posted price ($ per tonne) [2]	456	445	407	440	356
Average realized price ($ per tonne) [3]	388	377	348	374	306
Adjusted EBITDA (attributable to Methanex shareholders) [4]	133	111	88	427	291
Cash flows from operating activities	158	119	13	480	183
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [5]	122	104	94	392	303
Net income attributable to Methanex shareholders	64	62	26	201	96
Basic net income per common share attributable to Methanex shareholders	0.69	0.67	0.28	2.16	1.04
Diluted net income per common share attributable to Methanex shareholders [6]	0.68	0.59	0.27	2.06	1.03
Common share information (millions of shares):
Weighted average number of common shares	93	93	92	93	92
Diluted weighted average number of common shares	94	94	94	94	94
Number of common shares outstanding, end of period	93	93	93	93	93

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of produced (attributable to Methanex shareholders) and purchased methanol.

[4]

Adjusted EBITDA is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA represents the amount that is attributable to Methanex shareholders and is calculated by deducting the amount of Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt. Commencing with this fourth quarter interim report, we have modified our definition of Adjusted EBITDA to exclude the mark-to-market impact of items which impact the comparability of our earnings from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price. Refer to Financial Results on page 4 for a discussion of this change and Additional Information - Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[5]

Adjusted cash flows from operating activities is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted cash flows from operating activities is calculated by deducting changes in non-cash working capital and the amount of cash flows from operating activities associated with the 40% non-controlling interest in the methanol facility in Egypt. Refer to Additional Information – Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[6]

For the year ended December 31, 2011, diluted net income per common share is $0.10 lower than basic net income per common share. The large difference between diluted and basic net income per common share is due to the basis for the calculation of diluted net income per common share differing from the accounting treatment for certain types of share-based compensation. See note 8 of the Company’s condensed consolidated interim financial statements for the calculation of diluted net income per common share.

[7]	These amounts have been restated in accordance with IFRS and have not been previously disclosed.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars. This Fourth Quarter 2011 Management’s Discussion and Analysis (“MD&A”) dated January 25, 2012 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended March 31, 2011, which were prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the 2010 Annual Consolidated Financial Statements and the MD&A included in the Methanex 2010 Annual Report, which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The Methanex 2010 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For a discussion of the Company’s adoption of International Financial Reporting Standards (IFRS), refer to page 12 of this MD&A.

PRODUCTION SUMMARY

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Annual	2011	2010	Q4 2011	Q3 2011	Q4 2010
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production

Chile I, II, III and IV	3,800	554	935	113	116	208
Atlas (Trinidad) (63.1% interest)	1,150	891	884	195	170	266
Titan (Trinidad)	900	711	891	180	224	233
New Zealand [2]	850	830	830	211	209	206
Egypt (60% interest)	760	532	—	132	191	—
Medicine Hat	470	329	—	130	125	—

	7,930	3,847	3,540	961	1,035	913

[1]

The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]

The production capacity of New Zealand represents only our 0.85 million tonne per year Motunui facility that we restarted in late 2008. We recently announced our intention to restart a second Motunui facility in mid-2012 (refer to the New Zealand section on page 3 for more information).

Chile

For the year ended December 31, 2011, we produced 554,000 tonnes compared with 935,000 tonnes in 2010. We continue to operate our methanol facilities in Chile significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina – refer to the Management’s Discussion and Analysis included in our 2010 Annual Report for more information.

During the fourth quarter of 2011, we produced 113,000 tonnes in Chile operating one plant at approximately 40% of capacity. This compares with 116,000 tonnes produced during the third quarter of 2011. Empresa Nacional del Petroleo (ENAP), the state-owned energy supplier, utilizes incremental natural gas during the winter season in southern Chile when residential demand is at its peak. We are working closely with ENAP to manage through the seasonality of gas demand with the objective of maintaining our operations throughout the winter season in 2012.

Our primary goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block. Under the arrangement, we fund a 50% participation in the block and, as at December 31, 2011, we had contributed approximately $106 million. Over the past few years, we have also provided GeoPark with $57 million (of which approximately $40 million had been repaid at December 31, 2011) to support and accelerate GeoPark’s natural gas exploration and development activities. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement that commenced in 2008. During the fourth quarter of 2011, approximately 75% of production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. Over the past few years, the government of Chile has completed international bidding rounds to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. For two of the exploration blocks, we are participating in a consortium with other international oil and gas companies with GeoPark as the operator. We have approximately a 15% participation in the consortium and at December 31, 2011, we had contributed $9 million for our share of the exploration costs.

While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for significant increases in gas production are much longer than we had originally anticipated and existing gas fields are experiencing declines. As a result, the short-term outlook for gas supply in Chile continues to be challenging and we are also examining the viability of other projects to increase the utilization of our Chilean assets. We are planning to relocate one of the idle Chile methanol plants with a capacity of approximately 1.0 million tonnes to the Gulf Coast area of the United States. We recently announced that we have secured land in Geismar, Louisiana and are progressing site-specific engineering works. We expect to make a final investment decision in Q3 2012 and the plant to be operational in the second half of 2014. We are also continuing to examine the viability of utilizing coal gasification as an alternative feedstock in Chile.

The future operating rate of our Chile site is primarily dependent on demand for natural gas for residential purposes, which is higher in the southern hemisphere winter, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance regarding the production rates from existing natural gas fields or that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance in the level of natural gas supply or that we will be able to source sufficient natural gas to operate any capacity in Chile or that we will have sufficient future cash flows from Chile to support the carrying value of our Chilean assets and that this will not have an adverse impact on our results of operations and financial condition.

Trinidad

Our equity ownership of methanol facilities in Trinidad represents over 2.0 million tonnes of cost-competitive annual capacity. During the fourth quarter of 2011 we produced 375,000 tonnes compared with an operating capacity of 512,500 tonnes. As a result of an equipment failure in July 2011, our Atlas facility operated at approximately 70% of capacity throughout the fourth quarter. The plant was shut down for a maintenance outage to complete the repair in January 2012 which is expected to last approximately 40 days. In addition, production at our Titan facility was lower than capacity, primarily due to outages for minor repairs and lower gas deliveries. We continue to experience some natural gas curtailments to our Titan facility due to upstream outages. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to our Trinidad site.

New Zealand

During the fourth quarter of 2011, we produced 211,000 tonnes compared with 209,000 tonnes during the third quarter of 2011. We are currently operating one 850,000 tonne per year plant at our Motunui facility in New Zealand.

We recently announced our intention to restart a second Motunui facility in mid-2012. The restart of this facility will add up to 650,000 tonnes of incremental capacity per annum to our New Zealand operations. In support of the restart, Methanex has entered into a ten-year gas supply agreement which is expected to supply up to half of the 1.5 million tonnes of annual capacity at the Motunui site.

We also have an additional 530,000 tonne per year plant at the nearby Waitara Valley site which remains idle. This facility provides additional potential to increase New Zealand production depending on the methanol supply and demand dynamics and the availability of economically priced natural gas.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

During the fourth quarter of 2011, the Egypt methanol facility (60% interest) produced 132,000 tonnes compared with 191,000 tonnes during the third quarter of 2011. We have a 60% interest in the facility and have marketing rights for 100% of the production.

In November 2011, civil unrest affected various industries near the plant in Damietta, Egypt. For the safety and security of our employees, we took the decision to temporarily curtail operations of the methanol plant. We restarted the facility in early December and since that time, the methanol facility in Egypt has operated well.

Medicine Hat

Our 470,000 tonne per year facility in Medicine hat, Alberta was restarted in late April 2011 and has continued to operate well since that time. During the fourth quarter of 2011, we produced 130,000 tonnes compared with 125,000 tonnes during the third quarter of 2011. We have a program in place to purchase natural gas on the Alberta gas market and we believe that the long term natural gas dynamics in North America will support the long term operation of this facility.

FINANCIAL RESULTS

For the fourth quarter of 2011 we recorded Adjusted EBITDA of $133 million and net income attributable to Methanex Corporation shareholders of $64 million ($0.69 basic net income per common share and $0.68 per share on a diluted basis). This compares with Adjusted EBITDA of $111 million and net income attributable to Methanex Corporation shareholders of $62 million ($0.67 basic net income per common share and $0.59 per share on a diluted basis) for the third quarter of 2011 and Adjusted EBITDA of $88 million and net income attributable to Methanex Corporation shareholders of $26 million ($0.28 basic net income per common share and $0.27 per share on a diluted basis) for the fourth quarter of 2010.

For the year ended December 31, 2011, we recorded Adjusted EBITDA of $427 million and net income attributable to Methanex Corporation shareholders of $201 million ($2.16 basic net income per common share and $2.06 per share on a diluted basis). This compares with Adjusted EBITDA of $291 million and net income attributable to Methanex Corporation shareholders of $96 million ($1.04 basic net income per common share and $1.03 per share on a diluted basis) during the same period in 2010.

We review our financial results by analyzing changes in following components:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ millions)	Dec 31 2011	Sep 30 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Adjusted EBITDA (attributable to Methanex shareholders)	$133	$111	$88	$427	$291
Mark-to-market impact of share-based compensation	$(1)	$24	$(15)	$21	$(19)
Depreciation and amortization	$(44)	$(44)	$(32)	$(157)	$(137)
Finance costs	$(18)	$(17)	$(7)	$(62)	$(31)
Finance income and other expenses	$(3)	$(2)	$3	$2	$2
Income taxes	$(12)	$(19)	$(11)	$(56)	$(35)

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, and depreciation and amortization (“Adjusted EBITDA”).

We own 60% of the 1.26 million tonne per year Egypt methanol facility and we account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests.” For purposes of reviewing our operations, we analyze Adjusted EBITDA by excluding the amounts associated with the other investors’ 40% non-controlling interest.

Commencing with this fourth quarter interim report, we have modified our definition of Adjusted EBITDA to exclude the mark-to-market impact of items which impact the comparability of our results from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price. We grant share-based awards as an element of compensation and, as more fully discussed on page 7, certain of these awards are marked to market each period with the changes in fair value recognized in earnings for the proportion of the service that has been rendered at the reporting date. We believe excluding the mark-to-market impact of share-based compensation as a result of changes in our share price will provide readers with a better measure of the Company’s underlying ability to generate cash from operations and improve the comparability of our results from one period to another. A reconciliation of the change in the definition of Adjusted EBITDA is as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ millions)	Dec 31 2011	Sep 30 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Adjusted EBITDA, as previously defined	$132	$135	$73	$448	$272
Mark-to-market impact on share-based compensation	1	(24)	15	(21)	19

Adjusted EBITDA	$133	$111	$88	$427	$291

For a further discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18. Also, refer to the Additional Information—Supplemental Non-IFRS Measures section on page 13 for a reconciliation to the most comparable IFRS measure.

The changes in Adjusted EBITDA resulted from changes in the following:

	September 30,	September 30,	September 30,
($ millions)	Q4 2011 compared with Q3 2011	Q4 2011 compared with Q4 2010	2011 compared with 2010
Average realized price	$18	$70	$454
Sales volume	4	5	17
Total cash costs	—	(30)	(335)

	$22	$45	$136

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ per tonne, except where noted)	Dec 31 2011	Sep 30 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Methanex average non-discounted posted price [1]	456	445	407	440	356
Methanex average realized price	388	377	348	374	306
Average discount	15%	15%	14%	15%	14%
[1]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

During the fourth quarter of 2011, methanol demand remained stable, despite the ongoing concern around the global economy (refer to Supply/Demand Fundamentals section on page 10 for more information). Overall industry supply and demand conditions remained balanced and as a result, the pricing environment remained relatively stable. Our average non-discounted posted price for the fourth quarter of 2011 was $456 per tonne compared with $445 per tonne for the third quarter of 2011 and $407 per tonne for the fourth quarter of 2010. Our average realized price for the fourth quarter of 2011 was $388 per tonne compared with $377 per tonne for the third quarter of 2011 and $348 per tonne for the fourth quarter of 2010. The change in our average realized price for the fourth quarter of 2011 increased Adjusted EBITDA by $18 million compared with the third quarter of 2011 and increased Adjusted EBITDA by $70 million compared with the fourth quarter of 2010. Our average realized price for the year ended December 31, 2011 was $374 per tonne compared with $306 per tonne for the same period in 2010 and this increased Adjusted EBITDA by $454 million.

Sales volume

Total methanol sales volumes excluding commission sales volumes were higher in 2011 than 2010 and this increased Adjusted EBITDA for all periods presented. We increased our sales volumes in 2011 compared with 2010 primarily as a result of increased supply from the new Egypt and Medicine Hat methanol facilities.

Total cash costs

The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	September 30,	September 30,	September 30,
($ millions)	Q4 2011 compared with Q3 2011	Q4 2011 compared with Q4 2010	2011 compared with 2010
Methanex-produced methanol costs	$(8)	$(34)	$(144)
Insurance recovery	17	17	17
Proportion of produced methanol sales	4	26	24
Purchased methanol costs	(6)	(30)	(200)
Logistics costs	(3)	(1)	(16)
Other, net	(4)	(8)	(16)

Change in Adjusted EBITDA	$—	$(30)	$(335)

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs

We purchase natural gas for the Chile, Trinidad, Egypt and New Zealand methanol facilities under natural gas purchase agreements where the terms include a base price and a variable price component linked to the price of methanol. For all periods presented, changes in Methanex-produced methanol costs were primarily due to the impact of changes in methanol prices on our natural gas costs and the timing of inventory flows.

Insurance Recovery

We experienced an equipment failure at our Atlas facility in July 2011 and have operated this facility at approximately 70% of capacity since its restart. Our operations are covered by business interruption insurance and we have recorded the estimated insurance proceeds net of deductibles related to 2011 as a result of this event.

Proportion of produced methanol sales

The cost of purchased methanol is generally higher than the cost of produced methanol. Accordingly, an increase in the proportion of produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2011 compared with the third quarter of 2011, higher sales of produced methanol increased Adjusted EBITDA by $4 million. For the fourth quarter of 2011 compared with the fourth quarter of 2010, higher sales of produced methanol, primarily due to the impact of sales volumes from the Egypt and Medicine Hat facilities, increased Adjusted EBITDA by $26 million.

For the year ended December 31, 2011 compared with the same period in 2010, higher sales of produced methanol increased Adjusted EBITDA by $24 million. The impact of higher sales volumes from our Egypt and Medicine Hat facilities in 2011 was partially offset by lower sales of methanol produced at our Chile and Titan facilities.

Purchased methanol costs

Purchased methanol costs were higher for all periods presented primarily as a result of higher methanol pricing.

Logistics costs

For the year ended December 31, 2011 compared with same period in 2010, logistics costs were higher by $16 million due primarily to higher bunker fuel costs and fewer backhaul opportunities to recover our ocean vessel costs.

Other, net

For all periods presented, other costs were higher primarily as a portion of fixed manufacturing costs were charged directly to earnings rather than to inventory due to lower production at our facilities in Chile, Trinidad and Egypt as well as the impact of a weaker US dollar on the cost structure of our operations.

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based compensation expense (recovery) includes an amount related to the grant-date fair value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date fair value amount is included in Adjusted EBITDA and analyzed above. The mark-to-market impact of share-based compensation as a result of changes in the share price is excluded from Adjusted EBITDA and analyzed separately below.

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
	Q4 2011	Q3 2011	Q4 2010	Dec 31, 2011	Dec 31, 2010
Methanex Corporation share price [1]	$22.82	$20.84	$30.40	$22.82	$30.40
Grant-date fair value expense included in Adjusted EBITDA	3	3	3	16	17
Mark-to-market impact due to change in share price	1	(24)	15	(21)	19

Total share-based compensation expense (recovery)	4	(21)	18	(5)	36

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

For stock options, the cost is measured based on an estimate of the fair value at the date of grant using the Black-Scholes option pricing model and this grant-date fair value is recognized as compensation expense over the related service period with no subsequent re-measurement in fair value. Accordingly, share-based compensation expense associated with stock options will not vary significantly from period to period.

Commencing in 2010, we granted share appreciation rights (SARs) and tandem share appreciation rights (TSARs) to replace grants of stock options with the objective to reduce dilution to shareholders. SARs and TSARs are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. The fair value of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company’s common shares on the last trading day of the quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash upon vesting based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the fair value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares on the last trading day of each quarter.

For all the share-based awards, the grant-date fair value is recognized in earnings and Adjusted EBITDA over the related service period for the proportion of the service that has been rendered at each reporting date. Any mark-to-market impact as a result of subsequent changes in the share price are also recognized in earnings over the related service period for the proportion of the service that has been rendered at each reporting date but are excluded from Adjusted EBITDA.

Depreciation and Amortization

Depreciation and amortization was $44 million for the fourth and third quarter of 2011 and $32 million for the fourth quarter of 2010. Depreciation and amortization was $157 million for the year ended December 31, 2011 compared with $137 million in the same period in 2010. The increase in depreciation and amortization in 2011 compared with 2010 is primarily a result of the commencement of depreciation associated with the methanol facilities in Egypt (100% basis) and Medicine Hat and due to a portion of depreciation being charged directly to earnings rather than to inventory due to lower production from our Titan and Chile facilities.

Finance Costs

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ millions)	Dec 31 2011	Sep 30 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Finance costs before capitalized interest	$18	$17	$17	$69	$69
Less capitalized interest	—	—	(10)	(7)	(38)

Finance costs	$18	$17	$7	$62	$31

Capitalized interest relates to interest costs capitalized during the construction of the 1.26 million tonne per year methanol facility in Egypt (100% basis). The Egypt methanol facility commenced production in mid-March 2011 and accordingly, we ceased capitalization of interest costs from this date.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Income and Other Expenses

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ millions)	Dec 31 2011	Sep 30 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Finance income and other expenses	$(3)	$(2)	$3	$2	$2

Finance income and other expenses for the fourth quarter of 2011 was an expense of $3 million compared with an expense of $2 million for the third quarter of 2011 and income of $3 million for the fourth quarter of 2010. Finance income and other expenses for the year ended December 31, 2011 was $2 million income compared with $2 million income for the year ended December 31, 2010. The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

The effective tax rate for the fourth quarter of 2011 was approximately 14% compared with approximately 20% for the third quarter of 2011. The effective tax rate for the year ended December 31, 2011 was 20% compared with 32% for the year ended December 31, 2010, excluding the impact of a gain on the sale of land and terminal assets in Kitimat, Canada recorded in 2010.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. During the three months and year ended December 31, 2011, we earned a higher proportion of our consolidated income from methanol produced in Canada and New Zealand and a lower proportion of our consolidated income from methanol produced in Chile, and this contributed to a lower effective tax rate compared with the same periods in 2010. We have significant loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes.

In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as deferred income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand grew at approximately 6% in 2011 and is currently approximately 49 million tonnes on an annualized basis. Increases in demand have been driven by both traditional and energy derivatives in Asia (particularly in China). Entering the first quarter of 2012, despite continued concerns around the global economic outlook, we have not seen any significant impact on global methanol demand.

Traditional derivatives account for about two-thirds of global methanol demand and are correlated to industrial production.

Energy derivatives account for about one third of global methanol demand and over the last few years high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending, DME, and olefins production primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by regulatory changes in that country. Many provinces in China have implemented fuel blending standards, and an M85 (or 85% methanol) national standard took effect December 1, 2009. We believe demand potential into energy derivatives will be stronger in a high energy price environment.

Methanex Non-Discounted Regional Posted Prices 1

	September 30,	September 30,	September 30,	September 30,
(US$ per tonne)	Jan 2012	Dec 2011	Nov 2011	Oct 2011
United States	446	459	459	459
Europe [2]	411	418	429	439
Asia	440	470	470	470

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€320 for Q1 2012 (Q4 2011 – €320) converted to United States dollars.

During the fourth quarter of 2011, as a result of steady demand and planned and unplanned industry outages, market conditions and the pricing environment were relatively stable. Our average non-discounted price for January 2012 is approximately $434 per tonne and we recently announced our North America non-discounted price for February at $446 per tonne, which is unchanged from January.

Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We recently announced that we are planning to restart an idle plant in New Zealand in mid-2012 that will add 0.65 million tonnes of capacity and relocate a plant from Chile with an approximate capacity of 1.0 million tonnes to Geismar, Louisiana which we expect to be operational in the second half of 2014. There is also a 0.85 million tonne plant expected to restart in Beaumont, Texas in 2012, a 0.8 million tonne plant expected to restart in Channelview, Texas in 2013, and a 0.7 million tonne plant expected to start up in Azerbaijan in 2014. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash flows from operating activities in the fourth quarter of 2011 were $158 million compared with $119 million for the third quarter of 2011 and $13 million for the fourth quarter of 2010. The change in consolidated cash flows from operating activities in the fourth quarter of 2011 compared with the third quarter of 2011 and the fourth quarter of 2010 is primarily a result of changes in Adjusted EBITDA and changes in non-cash working capital.

Adjusted cash flows from operating activities, which excludes the amounts associated with the 40% non-controlling interests in the methanol facility in Egypt and changes in non-cash working capital, were $122 million in the fourth quarter of 2011 compared with $104 million for the third quarter of 2011 and $94 million for the fourth quarter of 2010. The change in Adjusted cash flows from operating activities in the fourth quarter of 2011 compared with the third quarter of 2011 and the fourth quarter of 2010 is primarily a result of changes in Adjusted EBITDA. Refer to the Additional Information—Supplemental Non-IFRS Measures section on page 13 for a reconciliation of Adjusted cash flows from operating activities to the most comparable IFRS measure.

During the fourth quarter of 2011, we paid a quarterly dividend of $0.17 per share, or $16 million.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Egypt limited recourse debt facilities required that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). Project completion was achieved during the third quarter of 2011. In connection with achieving project completion, we agreed to a covenant to complete by March 31, 2012 certain land title registrations and related mortgages which require action by Egyptian government entities and which we do not expect to complete by March 31, 2012 and will seek a waiver from the lenders. We do not believe that the finalization of these items is material. We cannot assure you that we will be able to obtain a waiver from the lenders. Refer to note 5 of the Company’s condensed consolidated interim financial statements for further information.

At December 31, 2011, management believes the Company was in compliance with all of the covenants and default provisions related to its long-term debt obligations.

We have agreements in place to participate in or support natural gas exploration and development in southern Chile and during the fourth quarter of 2011, we spent $8 million to support these initiatives.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. Our cash balance at December 31, 2011 was $351 million including $37 million related to the non-controlling interest in Egypt. We have a strong balance sheet and an undrawn $200 million credit facility provided by highly rated financial institutions that was extended early in the third quarter of 2011 to mid-2015. We intend to refinance the $200 million notes due August 2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $60 million to the end of 2012. We also recently announced our intention to restart a second facility in New Zealand with an estimated future capital cost of $60 million.

We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.

SHORT-TERM OUTLOOK

Despite continued concerns regarding the health of the global economy, we have not seen a significant change in demand for methanol and pricing remains relatively stable entering the first quarter of 2012.

We increased our production in 2011 with the new 1.26 million tonne per year methanol facility in Egypt and our 470,000 tonne per year plant in Medicine Hat, Alberta. These facilities are operating well and have increased our earnings capability. Our Atlas facility is currently undergoing a maintenance outage after which we expect it to return to operating at full capacity . We also recently announced our intention to restart a second plant in New Zealand in mid-2012.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended December 31, 2011, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Transition from Canadian generally accepted accounting principles (Canadian GAAP) to IFRS

The first quarter of 2011 ended March 31, 2011 with comparative financial results for 2010 was our first interim period reported under IFRS. All comparative figures in this fourth quarter interim report have been restated to be in accordance with IFRS, unless specifically noted otherwise.

Our financial statements were prepared in accordance with Canadian GAAP until December 31, 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. In our MD&A in the 2010 Annual Report, we disclosed the significant impacts on transition to IFRS. The transition to IFRS had a cumulative impact on January 1, 2010 of $25 million to the shareholders’ equity, excluding the presentation reclassification of the non-controlling interest. The disclosure in our MD&A in the 2010 Annual Report is consistent with the impacts disclosed in the condensed consolidated interim financial statements. For a description of the significant accounting policies the Company has adopted under IFRS, including the estimates and judgments we consider most significant in applying those accounting policies, please refer to note 2 of the condensed consolidated interim financial statements included in the interim report for the three months ended March 31, 2011.

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company previously reported under Canadian GAAP. To help users of the financial statements better understand the impact of the adoption of IFRS on the Company, we have provided reconciliations from Canadian GAAP to IFRS for total assets, liabilities, and equity, as well as net income and comprehensive income for the comparative reporting periods. Please refer to note 13 of the condensed consolidated interim financial statements for the reconciliations between IFRS and Canadian GAAP for the period ended December 31, 2010 and refer to note 18 of the condensed consolidated interim financial statements for the period ended March 31, 2011 for the reconciliations between IFRS and Canadian GAAP at the date of transition, January 1, 2010 and for the year ended December 31, 2010.

IFRS 1 First-time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. In our MD&A in the 2010 Annual Report, we disclosed the optional exemptions available under IFRS 1 that we elected on transition to IFRS. The elections as previously disclosed are consistent with the elections as disclosed in the condensed consolidated interim financial statements. Please refer to note 13 of the condensed consolidated interim financial statements for the period ended March 31, 2011 for a detailed description of the IFRS 1 exemptions we elected to apply.

IFRS Conversion

Our plan to convert our consolidated financial statements to IFRS at the change over date of January 1, 2011 with comparative financial results included a formal project governance structure that included the Audit, Finance and Risk Committee, senior management, and an IFRS steering committee to monitor progress and review and approve recommendations. The IFRS transition plan progressed according to schedule and was comprehensive and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, compensation matters and control activities.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Anticipated changes to IFRS

Consolidation and Joint Arrangement Accounting

In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate consolidation accounting so that the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact. We are currently assessing the impact of these standards on our financial statements. We currently account for our 63.1% interest in Atlas Methanol Company using proportionate consolidation accounting and this represents the most significant potential change under these new standards. The effective date for these standards is for periods commencing on or after January 1, 2013, with earlier adoption permitted.

Leases

As part of their global conversion project, the International Accounting Standards Board (IASB) and the U.S. Financial Accounting Standards Board (“FASB”) issued a joint Exposure Draft in 2010 proposing that lessees would be required to recognize all leases on the statement of financial position. We have a fleet of ocean-going vessels under time charter agreements with terms of up to 15 years, which are currently accounted for as operating leases. The proposed rules would require these time charter agreements to be recorded on the Consolidated Statements of Financial Position, resulting in a material increase to total assets and liabilities. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-IFRS MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-IFRS measures. These are Adjusted EBITDA and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining our ability to generate cash from operations. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable IFRS measure, cash flows from operating activities, because it does not include changes in non-cash working capital, other cash payments related to operating activities, share-based compensation excluding mark-to-market impact, other non-cash items, taxes paid, finance income and other expenses, and Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ thousands)	Dec 31 2011	Sep 30 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Cash flows from operating activities	$158,434	$119,119	$12,720	$479,707	$182,546
Add (deduct):
Net (income) loss attributable to non-controlling interests	(9,249)	(12,281)	199	(26,674)	1,990
Changes in non-cash working capital	(18,851)	5,722	81,472	(35,388)	120,618
Other cash payments, including share-based compensation	1,484	1,823	164	10,303	6,049
Share-based compensation excluding mark-to market impact [1]	(2,653)	(3,254)	(2,982)	(16,349)	(16,746)
Other non-cash items	(4,408)	2,372	(770)	(3,459)	(8,047)
Income taxes paid	13,935	4,992	159	46,331	9,090
Finance income and other expenses	2,891	1,585	(2,587)	(1,667)	(2,454)
Non-controlling interests adjustment [2]	(8,160)	(9,046)	(573)	(25,455)	(2,043)

Adjusted EBITDA (attributable to Methanex shareholders)	$133,423	$111,032	$87,802	$427,349	$291,003

[1]	This adjustment represents a change to the definition of Adjusted EBITDA. See analysis of the change on page 5.
[2]	This adjustment represents finance costs, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)

Adjusted cash flows from operating activities differs from the most comparable IFRS measure, cash flows from operating activities, because it does not include changes in non-cash working capital and cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt.

The following table shows a reconciliation of cash flows from operating activities to adjusted cash flows from operating activities:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three Months Ended			Years Ended
($ thousands)	Dec 31 2011	Sep 30 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Cash flows from operating activities	$158,434	$119,119	$12,720	$479,707	$182,546
Add (deduct) non-controlling interest adjustment:
Net (income) loss	(9,249)	(12,281)	199	(26,674)	1,990
Non-cash items	(8,359)	(8,992)	(569)	(25,245)	(2,024)
Changes in non-cash working capital	(18,851)	5,722	81,472	(35,388)	120,618

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$121,975	$103,568	$93,822	$392,400	$303,130

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended
($ thousands, except per share amounts)	Dec 31 2011	Sep 30 2011	Jun 30 2011	Mar 31 2011
Revenue	$696,499	$669,702	$622,829	$619,007
Net income[2]	63,871	62,316	40,529	34,610
Net income before unusual item[2]	63,871	62,316	40,529	34,610
Basic net income per common share[2]	0.69	0.67	0.44	0.37
Basic net income per common share before unusual item[2]	0.68	0.67	0.44	0.37
Diluted net income per common share[2]	0.69	0.59	0.43	0.37
Diluted net income per common share before unusual item[2]	0.68	0.59	0.43	0.37

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended
($ thousands, except per share amounts)	Dec 31 2010 [1]	Sep 30 2010 [1]	Jun 30 2010 [1]	Mar 31 2010 [1]
Revenue	$570,337	$480,997	$448,543	$466,706
Net income [2]	25,508	28,662	14,804	27,045
Net income before unusual item[2]	25,508	6,439	14,804	27,045
Basic net income per common share[2]	0.28	0.31	0.16	0.29
Basic net income per common share before unusual item[2]	0.27	0.07	0.16	0.29
Diluted net income per common share[2]	0.28	0.31	0.15	0.29
Diluted net income per common share before unusual item[2]	0.27	0.07	0.15	0.29

[1]	These amounts have been restated in accordance with IFRS.
[2]	Attributable to Methanex Corporation shareholders.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking information warning

This Fourth Quarter 2011 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Fourth Quarter 2011 investor conference call contain forward-looking statements with respect to us and our industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “intends,” “plans,” “potential,” “estimates,” “anticipates,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•

expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•

expected levels, timing and availability of economically-priced natural gas supply to each of our plants, including without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand,

•	capital committed by third parties towards future natural gas exploration and development,

•	expected capital expenditures, including without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants, including without limitation, our Chilean facilities, the new methanol plant in Egypt and the restarted Motunui 1 facility,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows and earnings capability,

•

ability to meet covenants or obtain waivers associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities which have conditions associated with finalization of certain land title registration and related mortgages which require actions by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability of, or ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada,

•	production rates of our facilities,

•

receipt or issuance of third party consents or approvals, including without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	accuracy and sustainability of opinions provided by our legal, accounting and other professional advisors,

•	absence of material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•

the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand, and Canada on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers, and financial institutions,

•	actions of governments and governmental authorities, including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2010 Management’s Discussion and Analysis and this Fourth Quarter 2011 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) (refer to the Additional Information—Supplemental Non-IFRS Measures section on page 13 for a reconciliation to the most comparable IFRS measure), mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, and income taxes.

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in our Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE

The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission income.

CASH COST

The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in our Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME

The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% through a commission offtake agreement. We account for this investment using proportionate consolidation which results in 63.1% of the revenues and expenses being included in our financial statements with the remaining 36.9% portion included as commission income.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our results, we analyze Adjusted EBITDA and Adjusted cash flows from operating activities excluding the amounts associated with the other investors’ 40% non-controlling interest and include these results in commission income on a consistent basis with how we present the Atlas facility.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010

Revenue	$696,499	$570,337	$2,608,037	$1,966,583
Cost of sales and operating expenses (note 6)	(546,873)	(497,336)	(2,107,320)	(1,694,865)
Depreciation and amortization (note 6)	(43,558)	(31,694)	(156,667)	(137,214)
Gain on sale of Kitimat assets	—	—	—	22,223

Operating income	106,068	41,307	344,050	156,727
Finance costs (note 7)	(17,868)	(7,396)	(61,797)	(30,648)
Finance income and other expenses	(2,891)	2,587	1,667	2,454

Profit before income tax expense	85,309	36,498	283,920	128,533
Income tax expense:
Current	(8,897)	(10,314)	(36,241)	(29,463)
Deferred	(3,292)	(875)	(19,679)	(5,041)

	(12,189)	(11,189)	(55,920)	(34,504)

Net income	$73,120	$25,309	$228,000	$94,029

Attributable to:
Methanex Corporation shareholders	63,871	25,508	201,326	96,019
Non-controlling interests	9,249	(199)	26,674	(1,990)

	$73,120	$25,309	$228,000	$94,029

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share (note 8)	$0.69	$0.28	$2.16	$1.04
Diluted net income per common share (note 8)	$0.68	$0.27	$2.06	$1.03
Basic net income per common share before unusual item (note 8)	$0.69	$0.28	$2.16	$0.80
Diluted net income per common share before unusual item (note 8)	$0.68	$0.27	$2.06	$0.79

Weighted average number of common shares outstanding	93,239,059	92,347,561	93,026,482	92,218,320
Diluted weighted average number of common shares outstanding	94,236,703	93,951,536	94,360,956	93,509,799

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Net income	$73,120	$25,309	$228,000	$94,029
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	361	—	326	—
Change in fair value of interest rate swap contracts, net of tax	(157)	3,954	(3,764)	(25,985)
Realized loss on interest rate swap reclassified to interest expense	3,995	—	12,816	—
Realized loss on Interest rate swap reclassified to property, plant and equipment	—	—	7,279	15,682
Actuarial losses on defined benefit pension plans, net of tax	(10,258)	(1,139)	(10,258)	(1,139)

	(6,059)	2,815	6,399	(11,442)

Comprehensive income	$67,061	$28,124	$234,399	$82,587

Attributable to:
Methanex Corporation shareholders	56,275	26,742	201,193	88,697
Non-controlling interests	10,786	1,382	33,206	(6,110)

	$67,061	$28,124	$234,399	$82,587

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	September 30,	September 30,
	Dec 31 2011	Dec 31 2010

ASSETS
Current assets:
Cash and cash equivalents	$350,711	$193,794
Trade and other receivables	378,430	320,027
Inventories (note 2)	281,015	229,657
Prepaid expenses	24,465	26,877

	1,034,621	770,355
Non-current assets:
Property, plant and equipment (note 3)	2,233,023	2,258,576
Other assets	125,931	111,762

	2,358,954	2,370,338

	$3,393,575	$3,140,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$327,130	$259,039
Current maturities on long-term debt (note 5)	251,107	49,965
Current maturities on finance leases	6,713	11,570
Current maturities on other long-term liabilities	18,031	9,677

	602,981	330,251
Non-current liabilities:
Long-term debt (note 5)	652,148	896,976
Finance leases	55,979	67,842
Other long-term liabilities	178,172	140,570
Deferred income tax liabilities	302,332	295,431

	1,188,631	1,400,819
Equity:
Capital stock	455,434	440,092
Contributed surplus	22,281	25,393
Retained earnings	942,978	813,819
Accumulated other comprehensive loss	(15,968)	(26,093)

Shareholders’ equity	1,404,725	1,253,211
Non-controlling interests	197,238	156,412

Total equity	1,601,963	1,409,623

	$3,393,575	$3,140,693

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity	Non- Controlling Interests	Total Equity
Balance, January 1, 2010	92,108,242	$427,792	$26,981	$776,139	$(19,910)	$1,211,002	$137,272	$1,348,274
Net income (loss)	—	—	—	96,019	—	96,019	(1,990)	94,029
Other comprehensive loss	—	—	—	(1,139)	(6,183)	(7,322)	(4,120)	(11,442)
Compensation expense recorded for stock options	—	—	1,475	—	—	1,475	—	1,475
Issue of shares on exercise of stock options	523,780	9,237	—	—	—	9,237	—	9,237
Reclassification of grant date fair value on exercise of stock options	—	3,063	(3,063)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(57,200)	—	(57,200)	—	(57,200)
Distributions to non-controlling interests	—	—	—	—	—	—	(750)	(750)
Equity contributions by non-controlling interests	—	—	—	—	—	—	26,000	26,000

Balance, December 31, 2010	92,632,022	440,092	25,393	813,819	(26,093)	1,253,211	156,412	1,409,623
Net income	—	—	—	201,326	—	201,326	26,674	228,000
Other comprehensive income (loss)	—	—	—	(10,258)	10,125	(133)	6,532	6,399
Compensation expense recorded for stock options	—	—	837	—	—	837	—	837
Issue of shares on exercise of stock options	615,733	11,393	—	—	—	11,393	—	11,393
Reclassification of grant date fair value on exercise of stock options	—	3,949	(3,949)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(61,909)	—	(61,909)	—	(61,909)
Distributions to non-controlling interests	—	—	—	—	—	—	(11,580)	(11,580)
Equity contributions by non-controlling interests	—	—	—	—	—	—	19,200	19,200

Balance, December 31, 2011	93,247,755	$455,434	$22,281	$942,978	$(15,968)	$1,404,725	$197,238	$1,601,963

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$73,120	$25,309	$228,000	$94,029
Add (deduct) non-cash items:
Depreciation and amortization	43,558	31,694	156,667	137,214
Gain on sale of Kitimat assets	—	—	—	(22,223)
Income tax expense	12,189	11,189	55,920	34,504
Share based compensation	3,859	18,157	(4,890)	36,084
Finance costs	17,868	7,396	61,797	30,648
Other	4,408	770	3,459	8,047
Income taxes paid	(13,935)	(159)	(46,331)	(9,090)
Other cash payments, including share-based compensation	(1,484)	(164)	(10,303)	(6,049)

Cash flows from operating activities before undernoted	139,583	94,192	444,319	303,164
Changes in non-cash working capital (note 10)	18,851	(81,472)	35,388	(120,618)

	158,434	12,720	479,707	182,546

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(15,852)	(14,331)	(61,909)	(57,200)
Interest paid, including interest rate swap settlements	(5,062)	(6,741)	(60,467)	(63,704)
Change in project finance reserve accounts	3,918	372	(27,291)	372
Repayment of limited recourse debt	(8,133)	(7,628)	(49,650)	(30,991)
Equity contributions by non-controlling interests	—	7,600	19,200	26,000
Distributions to non-controlling interests	(6,989)	—	(8,239)	(750)
Proceeds from limited recourse debt	—	—	2,700	67,515
Proceeds on issue of shares on exercise of stock options	370	7,837	11,393	9,237
Repayment of finance leases, including other long term liabilities	(1,574)	(2,858)	(5,964)	(11,583)

	(33,322)	(15,749)	(180,227)	(61,104)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of assets	—	31,771	—	31,771
Property, plant and equipment	(35,171)	(37,420)	(127,524)	(122,082)
Oil and gas assets	(8,329)	(5,403)	(30,098)	(24,233)
GeoPark repayments	—	14,531	7,551	20,227
Other assets	—	(307)	—	(769)
Changes in non-cash working capital related to investing activities (note 10)	8,124	1,812	7,508	(2,350)

	(35,376)	4,984	(142,563)	(97,436)

Increase in cash and cash equivalents	89,736	1,955	156,917	24,006
Cash and cash equivalents, beginning of period	260,975	191,839	193,794	169,788

Cash and cash equivalents, end of period	$350,711	$193,794	$350,711	$193,794

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 23
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of Presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to the major international markets of Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with the significant accounting policies disclosed in note 2 of the March 31, 2011 interim financial statements and therefore should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2011. These condensed consolidated interim financial statements are part of the period covered by the Company’s first International Financial Reporting Standards (IFRS) consolidated financial statements for the year ending December 31, 2011 and therefore IFRS 1, First Time Adoption of IFRS has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 25, 2012.

The Company’s condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. The period ended March 31, 2011, with comparative results for 2010, was the Company’s first IFRS condensed consolidated interim financial statements. Canadian GAAP differs from IFRS in some areas and accordingly, the significant accounting policies applied in the preparation of these condensed consolidated interim financial statements have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated statements of income, comprehensive income, financial position, and cash flows of the Company for the period ended December 31, 2010 is provided in note 13. This note includes information on the provisions of IFRS 1 and the exemptions that the Company elected to apply at the date of transition, January 1, 2010, and reconciliations of equity, net income and comprehensive income for the comparative period ended December 31, 2010. For a summary of the impact of transition from Canadian GAAP to IFRS at the date of transition, January 1, 2010, as well as for the year ended December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

These condensed consolidated interim financial statements include the Egypt methanol facility on a consolidated basis, with the other investors’ 40% share presented as non-controlling interests, and our proportionate share of the Atlas methanol facility.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2011 is $539 million (2010—$451 million) and $2,052 million (2010—$1,598 million), respectively.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 24
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

3.	Property, plant and equipment:

	September 30,	September 30,	September 30,	September 30,
	Buildings, Plant Installations & Machinery	Oil & Gas Properties	Other	Total
Cost at December 31, 2011	$3,218,909	$77,486	$88,642	$3,385,037
Accumulated depreciation at December 31, 2011	1,078,253	32,990	40,771	1,152,014

Net book value at December 31, 2011	$2,140,656	$44,496	$47,871	$2,233,023

Cost at December 31, 2010	$3,097,928	$54,049	$116,203	$3,268,180
Accumulated depreciation at December 31, 2010	929,079	20,092	60,433	1,009,604

Net book value at December 31, 2010	$2,168,849	$33,957	$55,770	$2,258,576

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, assets are grouped based on site locations as a single cash-generating unit. The four methanol facilities at the Company’s Chile site, the Chile oil and gas properties included in the table above, and the Chile oil and gas assets accounted for as Other Assets are considered as a single cash generating unit (“Chile cash-generating unit”) and production from the site was lower than expected in 2011 as a result of lower natural gas deliveries. As a consequence, the carrying value of the Chile cash-generating unit, being $650 million on a pre-tax basis and $460 million on a post-tax basis, was tested for recoverability.

Recoverability was tested by comparing the carrying value of the Chile cash-generating unit to estimated pre-tax fair value, which was determined by measuring the pre-tax discounted cash flows expected to be generated from the assets over their estimated useful life. There are two key variables that impact the estimate of future cash flows: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates were based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates were based on the Company’s view of long-term supply and demand and consideration was given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, future global methanol production capacity, industry operating rates and the global industry cost structure. The Company’s estimate of the price and availability of natural gas took into consideration the current contracted terms for supply to the methanol facilities, as well as factors influencing the exploration and development of natural gas in southern Chile.

The estimated future cash flows were discounted to a present value using a pre-tax discount rate based on the Company’s weighted average cost of capital. Based on the test performed, the carrying value of the Company’s Chile cash-generating unit is recoverable.

4.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the condensed consolidated interim financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	September 30,	September 30,
	Dec 31 2011	Dec 31 2010
Consolidated Statements of Financial Position
Cash and cash equivalents	$9,266	$10,676
Other current assets	92,259	79,511
Property, plant and equipment	281,263	276,114
Other assets	9,429	12,548
Trade, other payables and accrued liabilities	32,990	23,934
Long-term debt, including current maturities (note 5)	64,397	79,577
Finance leases and other long-term liabilities, including current maturities	49,305	52,480
Deferred income tax liabilities	20,814	18,893

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 25
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture (continued):

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Consolidated Statements of Income
Revenue	$43,401	$56,008	$224,902	$180,314
Expenses	(38,077)	(48,820)	(199,303)	(165,947)

Income before income taxes	5,324	7,188	25,599	14,367
Income tax expense	(1,360)	(2,366)	(4,853)	(4,749)

Net income	$3,964	$4,822	$20,746	$9,618

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Consolidated Statements of Cash Flows
Cash flows from operating activities	$(3,412)	$18,527	$36,062	$33,671
Cash outflows from financing activities	(6,269)	(9,145)	(19,641)	(22,622)
Cash outflows from investing activities	(8,282)	(1,881)	(17,831)	(8,625)

5.	Long-term debt:

	September 30,	September 30,
	Dec 31 2011	Dec 31 2010
Unsecured notes
8.75% due August 15, 2012	$199,643	$199,112
6.00% due August 15, 2015	149,119	148,908

	348,762	348,020
Atlas limited recourse debt facilities	64,397	79,577
Egypt limited recourse debt facilities	470,208	499,706
Other limited recourse debt facilities	19,888	19,638

	903,255	946,941
Less current maturities	(251,107)	(49,965)

	$652,148	$896,976

During the three months and year ended December 31, 2011, the Company made repayments on its Atlas limited recourse debt facilities of $7.5 million and $15.5 million, respectively, and other limited recourse debt facilities of $0.6 million and $2.4 million, respectively. The Company also made repayments on its Egypt limited recourse debt facilities of $31.7 million during the year ended December 31, 2011.

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries excluding the Atlas joint venture and Egypt entity (“limited recourse subsidiaries”) and include restrictions on liens and sale and lease-back transactions, or merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 26
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt (continued):

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions and this was extended in early July 2011 to May 2015. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement which include adjustments related to the limited recourse subsidiaries,

b) a default if payment is accelerated by the creditor on any indebtedness of $10 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries, and

c) a default if a default occurs on any other indebtedness of $50 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries that permits the creditor to demand repayment.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions which apply only to these entities including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting.

The Egypt limited recourse debt facilities required that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). Project completion was achieved during the third quarter of 2011. In connection with achieving project completion, we agreed to a covenant to complete by March 31, 2012 certain land title registrations and related mortgages which require action by Egyptian government entities and which we do not expect to complete by March 31, 2012 and will seek a waiver from the lenders. We do not believe that the finalization of these items is material. We cannot assure you that we will be able to obtain a waiver from the lenders.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests and to accelerate the due date of the principal and accrued interest on any outstanding loans.

At December 31, 2011, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

6.	Expenses by function:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Cost of sales	$491,772	$435,310	$1,910,889	$1,507,161
Selling and distribution	84,975	74,016	319,026	270,176
Administrative expenses	13,684	19,704	34,072	54,742

Total expenses by function	$590,431	$529,030	$2,263,987	$1,832,079

Cost of sales and operating expenses	$546,873	$497,336	$2,107,320	$1,694,865
Depreciation and amortization	43,558	31,694	156,667	137,214

Total expenses per Consolidated Statements of Income	$590,431	$529,030	$2,263,987	$1,832,079

Included in total expenses for the three months and year ended December 31, 2011 are employee expenses, including share-based compensation expense, of $43.1 million (2010 – $47.3 million) and $130.5 million (2010—$141.7 million), respectively.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 27
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Finance costs:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Finance costs	$17,868	$17,205	$69,027	$68,723
Less: capitalized interest related to construction of Egypt plant	—	(9,809)	(7,230)	(38,075)

	$17,868	$7,396	$61,797	$30,648

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Egypt methanol facility was capitalized until the plant was substantially completed and ready for productive use in mid-March of 2011. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015.

8.	Net income per common share:

Diluted net income per common share is calculated by giving effect to the potential dilution that would occur if outstanding stock options and tandem share appreciation rights (TSARs) were exercised or converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of cash-settled and equity-settled is used, regardless of how the plan is accounted for. Accordingly, TSARs which are accounted for as cash-settled for accounting purposes will require an adjustment to the numerator and denominator if they are determined to have a dilutive effect on diluted net income per common share.

During the year ended December 31, 2011, the Company’s share price declined and the Company recorded a share based compensation recovery related to TSARs. For the year ended December 31, 2011, the equity-settled method has been determined to be the more dilutive for purposes of calculating diluted net income per common share.

A reconciliation of the net income used for the purpose of calculating diluted net income per common share is as follows:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Numerator for basic net income per common share	$63,871	$25,508	$201,326	$96,019
Adjustment for the effect of TSARs:
Cash-based settlement recovery included in net income	—	—	(2,416)	—
Equity-based settlement expense	—	—	(4,327)	—

Numerator for diluted net income per common share	$63,871	$25,508	$194,583	$96,019

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 28
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Net income per common share (continued):

Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income per common share is as follows:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Denominator for basic net income per common share	93,239,059	92,347,561	93,026,482	92,218,320
Effect of dilutive stock options	997,644	1,603,975	1,305,480	1,291,479
Effect of dilutive TSARs	—	—	28,994	—

Denominator for diluted net income per common share [1]	94,236,703	93,951,536	94,360,956	93,509,799

[1]

2,159,090 and 3,039,284 outstanding options for the three months and year ended December 31, 2011, respectively, are dilutive and have been included in the diluted weighted average number of common shares. 724,905 outstanding TSARs for the year ended December 31, 2011 are dilutive and have been included in the diluted weighted average number of common shares.

For the three months and year ended December 31, 2011, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Basic net income per common share	$0.69	$0.28	$2.16	$1.04
Diluted net income per common share	$0.68	$0.27	$2.06	$1.03

9. Share-based compensation:

a) Stock options:

(i) Outstanding stock options:

Common shares reserved for outstanding stock options at December 31, 2011:

	September 30,	September 30,	September 30,	September 30,
	Options Denominated in CAD		Options Denominated in USD
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2010	2,250	$9.56	4,574,257	$18.95
Granted	—	—	67,800	28.74
Exercised	(2,250)	9.56	(583,548)	18.85
Cancelled	—	—	(24,370)	17.16

Outstanding at September 30, 2011	—	$—	4,034,139	$19.14
Granted	—	—	—	—
Exercised	—	—	(29,935)	12.38
Cancelled	—	—	—	—

Outstanding at December 31, 2011	—	$—	4,004,204	$19.19

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 29
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Share-based compensation (continued):

a)	Stock options (continued):

(i)	Outstanding stock options (continued):

Information regarding the stock options outstanding at December 31, 2011 is as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Options Outstanding at December 31, 2011			Options Exercisable at December 31, 2011
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Stock Options Outstanding	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
Options denominated in USD
$6.33 to 11.56	3.9	1,208,140	$6.56	778,535	$6.67
$17.85 to 22.52	1.1	950,950	20.48	950,950	20.48
$23.92 to 28.74	2.9	1,845,114	26.79	1,721,914	26.77

	2.8	4,004,204	$19.19	3,451,399	$20.55

(ii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2011, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2010 – $0.2 million) and $0.8 million (2010—$1.4 million), respectively. The fair value of the stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

b)	Share appreciation rights and tandem share appreciation rights:

During 2010, the Company’s stock option plan was amended to include tandem share appreciation rights (TSARs) and a new plan was introduced for share appreciation rights (SARs). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

(i)	Outstanding SARs and TSARs:

SARs and TSARs outstanding at December 31, 2011:

	September 30,	September 30,	September 30,	September 30,
	SARs		TSARs
	Number of Units	Exercise Price USD	Number of Units	Exercise Price USD
Outstanding at December 31, 2010	388,965	$25.22	735,505	$25.19
Granted	274,210	28.69	498,190	28.78
Exercised	(14,030)	25.22	(7,800)	25.22
Cancelled	(19,298)	25.64	(6,160)	27.14

Outstanding at September 30, 2011	629,847	$26.72	1,219,735	$26.65
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	(6,300)	26.56	—	—

Outstanding at December 31, 2011[1]	623,547	$26.72	1,219,735	$26.65

[1]	At December 31, 2011, 346,693 SARs and TSARs were exercisable. The Company has common shares reserved for outstanding TSARs.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 30
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Share-based compensation (continued):

b)	Share appreciation rights and tandem share appreciation rights (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the related service period. Changes in fair value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2011 was $6.3 million compared with the recorded liability of $5.0 million. The difference between the fair value and the recorded liability of $1.3 million will be recognized over the weighted average remaining service period of approximately 1.7 years. The weighted average fair value of the vested SARs and TSARs was estimated at December 31, 2011 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2011, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $1.0 million (2010 – $4.2 million) and a recovery of $3.5 million (2010 – expense of $8.6 million), respectively. This included an expense of $0.1 million (2010—$3.4 million) and a recovery of $10.4 million (2010 – expense of $3.0 million) related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2011 respectively.

c)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2011 are as follows:

	September 30,	September 30,	September 30,
	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2010	557,187	46,604	1,169,617
Granted	24,533	17,100	281,470
Granted in-lieu of dividends	10,812	1,204	20,670
Redeemed	—	—	(343,931)
Cancelled	—	—	(19,331)

Outstanding at September 30, 2011	592,532	64,908	1,108,495
Granted	983	—	—
Granted in-lieu of dividends	4,396	362	8,217
Redeemed	—	(16,682)	—
Cancelled	—	—	(13,663)

Outstanding at December 31, 2011	597,911	48,588	1,103,049

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2011 was $38.0 million compared with the recorded liability of $35.5 million. The difference between the fair value and the recorded liability of $2.5 million will be recognized over the weighted average remaining service period of approximately 1.4 years.

For the three months and year ended December 31, 2011, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $2.6 million (2010 – $13.6 million) and a recovery of $2.2 million (2010 – expense of $26.0 million), respectively. This included an expense of $1.2 million (2010 – $11.9 million) and a recovery of $10.9 million (2010 – expense of $16.4 million) related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2011, respectively.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 31
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and years ended December 31, 2011 were as follows:

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Years Ended
	Dec 31 2011	Dec 31 2010	Dec 31 2011	Dec 31 2010
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(41,776)	$(1,952)	$(58,403)	$(62,609)
Inventories	(35,886)	(44,570)	(51,358)	(58,753)
Prepaid expenses	6,541	(6,540)	2,412	(2,984)
Trade, other payables and accrued liabilities, including long term payables	96,180	15,968	119,170	20,340

	25,059	(37,094)	11,821	(104,006)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	1,916	(42,566)	31,075	(18,962)

Changes in non-cash working capital having a cash effect	$26,975	$(79,660)	$42,896	$(122,968)

These changes relate to the following activities:
Operating	$18,851	$(81,472)	$35,388	$(120,618)
Investing	8,124	1,812	7,508	(2,350)

Changes in non-cash working capital	$26,975	$(79,660)	$42,896	$(122,968)

11.	Financial instruments:

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	September 30,	September 30,
	Dec 31	Dec 31
	2011	2010
Financial assets:
Financial assets held for trading:
Derivative instruments designated as cash flow hedges[1]	$300	$—
Loans and receivables:
Cash and cash equivalents	350,711	193,794
Trade and other receivables, excluding current portion of GeoPark financing	332,642	272,575
Project financing reserve accounts included in other assets	39,839	12,548
GeoPark financing, including current portion	18,072	25,868

Total financial assets[2]	$741,564	$504,785

Financial liabilities:
Other financial liabilities:
Trade, other payables and accrued liabilities	$357,534	$231,994
Long-term debt, including current portion	903,255	946,941
Financial liabilities held for trading:
Derivative instruments designated as cash flow hedges[1]	41,536	43,488

Total financial liabilities	$1,302,325	$1,222,423

[1]	The euro hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 32
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

11.	Financial instruments (continued):

At December 31, 2011, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and project financing reserve accounts included in other assets which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges.

These interest rate swaps had outstanding notional amounts of $367 million as at December 31, 2011. The notional amounts decrease over the expected repayment period. At December 31, 2011, these interest rate swap contracts had a negative fair value of $41.5 million (2010—$43.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At December 31, 2011, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 28.2 million euro in exchange for US dollars and these euro contracts had a positive fair value of $0.3 million recorded in trade and other receivables. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The Company has entered into natural gas purchase agreements related its Medicine Hat facility at fixed prices ranging from $3.79/mmbtu to $4.50/mmbtu. The contracts cover approximately 80% of the natural gas requirements when operating the facility at capacity to March 2013 and approximately 50% of the requirements for the period from April 2013 to October 2013.

12.	Contingent Liability:

The Board of Inland Revenue of Trinidad and Tobago issued an assessment in 2011 against our 63.1% owned joint venture, Atlas Methanol Company Unlimited (“Atlas”), in respect of the 2005 financial year. All subsequent tax years remain open to assessment. The assessment relates to the pricing arrangements of certain long-term fixed price sales contracts related to methanol produced by Atlas that extend to 2014 and 2019. The impact of the amount in dispute for the 2005 financial year is nominal as Atlas was not subject to corporation income tax in that year. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 33
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Transition to International Financial Reporting Standards:

For a description of the significant IFRS accounting policies, refer to note 2 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011. Those IFRS accounting policies have been applied in preparing the condensed consolidated interim financial statements for the three months and year ended December 31, 2011, the comparative information presented in these interim financial statements for the three months and year ended December 31, 2010, the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010, the Company’s date of transition. An explanation of the IFRS 1 exemptions and the required reconciliations between IFRS and Canadian GAAP are described below:

IFRS 1 First-Time Adoption of International Financial Reporting Standards

In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

Business combinations

The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately into retained earnings, rather than continuing to defer and amortize into the results of operations. Refer to note 18 (b) of the March 31, 2011 condensed consolidated interim financial statements for the impact on transition to IFRS.

Fair value or revaluation as deemed cost

The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

Share-based payments

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that were not fully vested at January 1, 2010.

Site restoration costs

The Company has elected to apply the IFRS 1 exemption whereby it has measured the site restoration costs at January 1, 2010 in accordance with the requirements in IAS 37, Provisions, by estimating the amount that would have been in property, plant and equipment when the liabilities first arose, and discounted the transition date liability to that date using the best estimate of the historical risk-free discount rate.

Oil and Gas Properties

The Company has elected to carry forward the Canadian GAAP full cost method of accounting oil and gas asset carrying value as of January 1, 2010 as the balance on transition to IFRS.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 34
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Transition to International Financial Reporting Standards (continued):

Reconciliations between IFRS and Canadian GAAP

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for comparative periods. The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods. However, it did result in some presentation changes. Under Canadian GAAP, interest paid included in profit and loss was classified as operating activities and capitalized interest was classified as investing activities. Under IFRS, interest paid, including capitalized interest, is classified as financing activities. There were no other significant adjustments to the statement of cash flows. In preparing these condensed consolidated interim financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, income, and comprehensive income is provided below:

Reconciliation of Assets, Liabilities and Equity

The below table provides a summary of the adjustments to the Company’s statement of financial position at December 31, 2010. For a summary of the adjustments to the Company’s statement of financial position at January 1, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011.

September 30,
Dec 31
2010
Total assets per Canadian GAAP	$3,070,159
Leases (a)	55,114
Employee benefits (b)	(12,126)
Site restoration costs (c)	3,595
Borrowing costs (d)	23,951

Total assets per IFRS	$3,140,693

Total liabilities per Canadian GAAP	$1,793,532
Leases (a)	68,657
Employee benefits (b)	5,658
Site restoration costs (c)	7,709
Borrowing costs (d)	9,580
Uncertain tax positions (e)	7,158
Share-based payments (f)	5,738
Deferred tax impact and other adjustments (g)	(10,549)
Reclassification of non-controlling interests (h)	(156,413)

Total liabilities per IFRS	$1,731,070

Total equity per Canadian GAAP	$1,276,628
Leases (a)	(13,543)
Employee benefits (b)	(17,784)
Site restoration costs (c)	(4,114)
Borrowing costs (d)	14,370
Uncertain tax positions (e)	(7,158)
Share-based payments (f)	(5,738)
Deferred tax impact and other adjustments (g)	10,549
Reclassification of non-controlling interests (h)	156,413

Total equity per IFRS	$1,409,623

Total liabilities and equity per IFRS	$3,140,693

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 35
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Transition to International Financial Reporting Standards (continued):

Reconciliation of Net Income

The below table provides a summary of the adjustments to net income for the three months and year ended December 31, 2010.

	September 30,	September 30,
	Three Months Ended	Year Ended
	Dec 31 2010	Dec 31 2010
Net income per Canadian GAAP	$27,867	$101,733
Leases (a)	(92)	(397)
Employee benefits (b)	(1,127)	(100)
Site restoration costs (c)	(459)	(500)
Uncertain tax positions (e)	(728)	(1,793)
Share based payments (f)	(689)	(4,588)
Deferred tax impact and other adjustments (g)	736	1,791
Investment in associates (i)	—	(127)

Total adjustments	(2,359)	(5,714)

Net income per IFRS attributable to Methanex Corporation shareholders	$25,508	$96,019
Net loss per IFRS attributable to non-controlling interests	(199)	(1,990)

Total net income	$25,309	$94,029

Reconciliation of Comprehensive Income

The below table provides a summary of the adjustments to comprehensive income for the three months and year ended December 31, 2010.

	September 30,	September 30,
	Three Months Ended	Year Ended
	Dec 31 2010	Dec 31 2010
Comprehensive income per Canadian GAAP	$30,239	$86,140
IFRS/CDN GAAP differences to net income (see table above)	(2,359)	(5,714)
Employee benefits—actuarial losses	(1,139)	(1,139)
Borrowing costs transferred to property, plant and equipment (d)	—	9,410

Comprehensive income per IFRS attributable to Methanex Corporation shareholders	$26,742	$88,697
Comprehensive loss per IFRS attributable to non-controlling interests	1,382	(6,110)

Total comprehensive income	$28,124	$82,587

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 36
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Transition to International Financial Reporting Standards (continued):

The items noted above in the reconciliations of the statement of financial position, income and comprehensive income from Canadian GAAP to IFRS are described below:

a)	Leases:

Under Canadian GAAP, an arrangement at inception that can only be fulfilled through the use of a specific asset or assets, and which conveys a right to use that asset, may be a lease or contain a lease. Regardless of whether the arrangement takes the legal form of a lease, an asset and corresponding liability should be recorded. However, Canadian GAAP has grandfathering provisions that exempt contracts entered into before 2004 from these requirements.

IFRS has similar accounting requirements as Canadian GAAP for lease-like arrangements, with IFRS requiring full retrospective application. The Company has long-term oxygen supply contracts for its Atlas and Titan methanol plants in Trinidad, executed prior to 2004, which are regarded as finance leases under these standards. Accordingly, the oxygen supply contracts are required to be accounted for as finance leases from original inception of the lease. The Company measured the value of these finance leases and applied finance lease accounting retrospectively from inception to determine the IFRS impact. As at December 31, 2010 this results in an increase to property, plant and equipment of $55.1 million and other long-term liabilities of $68.6 million with a corresponding decrease to retained earnings of $13.5 million.

In comparison to Canadian GAAP, for the three months and year ended December 31, 2010, this accounting treatment resulted in lower cost of sales and operating costs, higher finance costs and higher depreciation and amortization charges, with no significant impact to net earnings.

b)	Employee benefits:

The Company elected the IFRS 1 exemption to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately in retained earnings. As at December 31, 2010 this results in a decrease to retained earnings of $17.8 million, a decrease to other assets of $12.1 million and an increase to other long-term liabilities of $5.7 million.

In comparison to Canadian GAAP for the three months and year ended December 31, 2010, net earnings decreased by approximately $1.1 million and $0.1 million, respectively. This includes an adjustment to the Company’s 2010 financial statements as previously reported under IFRS to reflect the impact of foreign exchange on the cumulative actuarial losses as reported.

c)	Site restoration costs:

Under IFRS, the Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company is required to determine a best estimate of site restoration costs for all sites whereas under Canadian GAAP site restoration costs were not recognized with respect to assets with indefinite or indeterminate lives. In addition, under IFRS a change in the market-based discount rate will result in a change in the measurement of the provision. As at December 31, 2010, adjustments to the financial statements to recognize site restorations costs are recognized as an increase to other long-term liabilities of approximately $7.7 million and an increase to property, plant and equipment of approximately $3.6 million, with the balancing amount recorded as a decrease to retained earnings to reflect the depreciation expense and interest accretion since the date the liabilities first arose. In comparison to Canadian GAAP for the three months and year ended December 31, 2010, there was no significant impact to net earnings.

d)	Borrowing costs:

IAS 23 prescribes the accounting treatment and eligibility of borrowing costs. The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities. Under Canadian GAAP, cash settlements for these swaps during construction are recorded in accumulated other comprehensive income for the Company’s 60% portion and 40% is recorded in non-controlling interest. Under IFRS, the cash settlements during construction are recorded to property, plant and equipment. Accordingly, there is an increase to property, plant and equipment of approximately $24.0 million at December 31, 2010. The increase to property, plant and equipment is offset by an increase to accumulated other comprehensive income of approximately $14.4 million and an increase in non-controlling interest of approximately $9.6 million at December 31, 2010, with no impact on net earnings.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 37
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

13.	Transition to International Financial Reporting Standards (continued):

e)	Uncertain tax positions:

IAS 12 prescribes recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. As at December 31, 2010, this resulted in an increase to income tax liabilities and a decrease to retained earnings of approximately $7.2 million in comparison to Canadian GAAP. For the three months and year ended December 31, 2010 this has resulted in a decrease in net earnings of $0.7 million and $1.8 million, respectively, with a corresponding increase to income tax liabilities.

f)	Share-based payments:

During 2010, the Company made its first grant of SARs and TSARs in connection with the employee long-term incentive compensation plan.

Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value related to SARs and TSARs is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under IFRS, SARs and TSARs are required to be accounted for using a fair value method. The fair value related to SARs and TSARs is estimated using an option pricing model. Changes in fair value estimated using an option pricing model each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date.

The fair value estimated using an option pricing model will be higher than the intrinsic value due to the time value included in the estimated fair value. Accordingly, it is expected that the difference between the accounting expense under IFRS compared with Canadian GAAP would be higher near the beginning of the life of a SAR or TSAR with this difference narrowing as time passes and with total accounting expense ultimately being the same on the date of exercise.

The difference in the fair value method under IFRS compared with the intrinsic value method under Canadian GAAP, has resulted in a decrease to net earnings of approximately $0.7 million and $4.6 million for the three months and year ended December 31, 2010, respectively. The difference in the fair value method under IFRS compared with the intrinsic value method under Canadian GAAP resulted in an increase to other long-term liabilities of approximately $5.7 million and corresponding decrease to shareholders’ equity as at December 31, 2010.

g)	Deferred tax impact and other adjustments:

This adjustment primarily represents the income tax effect of the adjustments related to accounting differences between Canadian GAAP and IFRS. As at December 31, 2010, this has resulted in a decrease to deferred tax liabilities and increase to retained earnings of approximately $10.5 million. For the three months and year ended December 31, 2010, this has resulted in an increase in net earnings of $0.7 million and $1.8 million respectively.

h)	Reclassification of non-controlling interests from liabilities:

The Company has a 60% interest in EMethanex, the Egyptian company through which it has developed the Egyptian methanol project. The Company accounts for this investment using consolidation accounting which results in 100% of the assets and liabilities of EMethanex being included in the financial statements. The other investors’ interest in the project is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests is classified as a liability whereas under IFRS the non-controlling interests is classified as equity, but presented separately from the parent’s shareholder equity. This reclassification results in a decrease to liabilities and an increase in equity of approximately $156.4 million as at December 31, 2010.

i)	Investment in associates:

In 2010, the Company had a 20% equity interest in a DME production facility in China. The Company also had a methanol sales agreement to supply methanol to this facility and these adjustments represent the difference between Canadian GAAP and IFRS in the timing of recognition of earnings associated with methanol sales to the equity investment.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 38
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	Septe 30,	Septe 30,	Septe 30,	Septe 30,	Septe 30,	Septe 30,	Septe 30,	Septe 30,	Septe 30,	Septe 30,
	2011	Q4	Q3	Q2	Q1	2010 [3]	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Company produced	3,853	1,052	983	970	848	3,540	831	885	900	924
Purchased methanol	2,815	644	672	664	835	2,880	806	792	678	604
Commission sales [1]	846	208	235	231	172	509	151	101	107	150

	7,514	1,904	1,890	1,865	1,855	6,929	1,788	1,778	1,685	1,678

METHANOL PRODUCTION
(thousands of tonnes)
Chile	554	113	116	142	183	935	208	194	229	304
Titan, Trinidad	711	180	224	186	121	891	233	217	224	217
Atlas, Trinidad (63.1%)	891	195	170	263	263	884	266	284	96	238
New Zealand	830	211	209	207	203	830	206	200	216	208
Medicine Hat	329	130	125	74	—	—	—	—	—	—
Egypt (60%)	532	132	191	178	31	—	—	—	—	—

	3,847	961	1,035	1,050	801	3,540	913	895	765	967

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	374	388	377	363	367	306	348	286	284	305
($/gallon)	1.12	1.17	1.13	1.09	1.10	0.92	1.05	0.86	0.85	0.92
PER SHARE INFORMATION[4] ($ per share)
Basic net income	2.16	0.69	0.67	0.44	0.37	1.04	0.28	0.31	0.16	0.29
Diluted net income	2.06	0.68	0.59	0.43	0.37	1.03	0.27	0.31	0.15	0.29

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of produced (attributable to Methanex shareholders) and purchased methanol.

[3]

The 2010 figures and related quarterly information are reported in accordance with IFRS as the company's date of transition from Canadian GAAP to IFRS was January 1, 2010. These figures have not been previously disclosed.

[4]	Per share information calculated using net income attributable to Methanex shareholders.

METHANEX CORPORATION 2011 FOURTH QUARTER REPORT	PAGE 39
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)